Exhibit 21.1

Subsidiaries

Name of Subsidiary	State of Incorporation	Line of Business	Number of Omitted Subsidiaries Operating
			in the United States	in Foreign Countries
Mednax Services, Inc.	Florida	Physician Services	7	0
Pediatrix Medical Group, Inc.	Florida	Physician Services	12	0
American Anesthesiology, Inc.	Florida	Physician Services	3	0